Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – July to September 2020

Mumbai, October 6, 2020: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for July to September 2020

Category	Vehicle Model	Production		Domestic Sales		Exports
		JUL-SEPT 2019	JUL-SEPT 2020	JUL-SEPT 2019	JUL-SEPT 2020	JUL-SEPT 2019	JUL-SEPT 2020
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	15316	34569	14411	34847	179	82
UVC	NEXON	9215	15387	8461	15513	253	15
UV2	SAFARI, HARRIER, SUMO	2120	4172	2578	4434	96	1
UV3	HEXA	751	0	448	0	3	0
V1	MAGIC EXPRESS	105	311	288	716	58	0
V2	MAGIC, MAGIC IRIS	120	15	66	0	173	12
N1- A1	ACE, ACE EX, ACE Zip	26739	23260	27333	22407	2205	674
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	1911	13207	8196	11772	2198	939
M2- A1	Buses Fully Built, Buses Chassis	1862	1317	90	553	129	12
M2- A2	Buses Fully Built, Buses Chassis	1079	115	2164	43	0	0
N2- A1	Tippers, Haulage	2101	1543	3313	2271	614	168
N2- A2	Tippers, Haulage	14124	2833	1509	1602	389	133
N2- A3	Tippers, Haulage	1118	1480	1030	548	408	130
N2- A4	Tippers, Haulage	1778	1522	3995	1184	264	157
M3-A1	Buses Fully Built, Buses Chassis	0	112	0	249	0	0
M3- A2	Buses Fully Built, Buses Chassis	0	1	0	0	343	52
M3-B1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	967	537	1627	351	478	97

M3-C1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	926	198	740	37	511	184
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	717	0	794	0	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	267	0	121	0	0	0
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	1624	0	1403	0	0	0
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	1239	1833	126	1224	42	17
N3- A2	Tippers, Haulage	3830	0	1793	0	1007	268
N3- A3	Tippers, Haulage	1852	0	1746	183	2	0
N3- B1(a)	Tippers, Haulage	2503	2762	2708	2492	917	445
N3- B1(b)	Tippers, Haulage	2568	5893	2377	4420	258	77
N3- B1(c)	Tippers, Haulage	1980	0	2260	1301	1	5
N3- B1(d)	Tippers, Haulage	1777	0	1349	47	0	0
N3- B1(e)	Tippers, Haulage	1367	0	1446	0	4	6
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	328	0	434	52	0	0
N3- B2(c)	Tractors with suitable Trailers	868	194	734	326	7	14
N3- B2(d)	Tractors with suitable Trailers	655	399	914	316	38	3

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.